

March 8, 2012

VIA E-Mail
Mr. Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, Maryland 20852

> **Re: Federal Realty Investment Trust**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 16, 2012**
> **File No. 001-07533**

Dear Mr. Andrew P. Blocher:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Retail and Residential Properties, pages 18

1.   Please clarify to us and disclose in future filings how you calculated average rent per square foot disclosed in the tables. In your response please discuss whether this average rent metric reflects impact of concessions (e.g. free rent) and tenant expense reimbursements.

Property Revenues, page 36

2.   We note your use of same-center property operating income within your earnings release. Please tell us whether you consider this metric to be a key performance indicator. If not, please tell us the basis for your conclusion. If so, in future periodic filings, please disclose same-center property operating income and include the following:

- A reconciliation between same center property operating income and property operating income on a consolidated basis. To the extent there are differences beyond non-same center property operating income, please discuss the difference and your basis for such difference.
- The number of properties designated as same center properties, redevelopment and expansion properties. Please highlight the number of properties removed from or added to the same center designation from the prior year.
- Expand upon your existing definition of same-center to discuss at what point in the redevelopment or expansion process do you include and exclude them from your same center designation.
- Include in your same center disclosures occupancy and average rent trends, as adjusted for leasing incentives if any.

Note 5 – Real Estate Partnerships, pages F-17

Taurus Newbury Street JV II Limited Partnership

3.   Please tell us your basis for recording earnings one quarter in arrears, especially given the $11.8 million gain deferred from the sale of its entire portfolio. In addition, please tell us how you calculated the gain.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief